Filed Pursuant to Rule 433

Registration Statement No. 333-282307

(To Prospectus dated October 2, 2024 and

Preliminary Prospectus Supplement dated July 7, 2025)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Prospectus.

Canadian Imperial Bank of Commerce

US$750,000,000
7.000% Fixed Rate Reset Limited Recourse Capital Notes Series 7
(Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness)

Final Term Sheet

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Issue:	7.000% Fixed Rate Reset Limited Recourse Capital Notes Series 7 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) (the “Notes”)

Offering Format:	SEC Registered

Aggregate Principal Amount:	US$750,000,000

Pricing Date:	July 7, 2025

Settlement Date**:	July 14, 2025 (T+5) (the “Issue Date”)

Initial Reset Date:	October 28, 2030

Maturity Date:	October 28, 2085

Interest:

The Notes will bear interest on their principal amount (i) from, and including, the Issue Date to, but excluding, the Initial Reset Date, at a fixed rate of 7.000 % per annum, and (ii) from, and including, the Initial Reset Date, during each Rate Reset Period, at a rate per annum equal to the U.S. Treasury Rate (as defined in the preliminary prospectus supplement, dated July 7, 2025 relating to the Notes (the “Preliminary Prospectus Supplement”)), on the Interest Rate Calculation Date (as defined below) immediately preceding the applicable Interest Reset Date (as defined below) plus 3.000%.

“Rate Reset Period” means the period from, and including, the Initial Reset Date to, but excluding, the next Interest Reset Date and each five-year period thereafter from, and including, such Interest Reset Date to, but excluding, the next Interest Reset Date or the Maturity Date (or earlier redemption date or repurchase date), as applicable.

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. In no event will the interest rate on the Notes be less than zero.

Interest Reset Dates:	The Initial Reset Date and each fifth anniversary date thereafter occurring prior to, but excluding, the Maturity Date (or earlier redemption date or repurchase date, as applicable) (each such date, an “Interest Reset Date”).

Interest Rate Calculation Dates:	For each Rate Reset Period, the U.S. Treasury Rate will be determined by the calculation agent on the third business day immediately preceding the applicable Interest Reset Date (each such date, an “Interest Rate Calculation Date”).

Interest Payment Dates:	Quarterly on January 28, April 28, July 28 and October 28 of each year (each, an “Interest Payment Date”), commencing on October 28, 2025 (long first coupon).

Interest Deferability:	Interest payments are non-deferrable.

On the occurrence of any Failed Coupon Payment Date (as defined below), pursuant to the limited recourse feature described below, each holder of Notes (“Noteholders”) will receive such Noteholder’s proportionate share of the Corresponding Trust Assets (as defined below). Upon delivery to Noteholders of their proportionate share of the Corresponding Trust Assets following any Failed Coupon Payment Date, all Notes will cease to be outstanding and each Noteholder will cease to be entitled to interest thereon.

“Failed Coupon Payment Date” means the fifth business day immediately following an Interest Payment Date upon which the Bank does not pay interest on the Notes in cash and has not cured such non-payment by subsequently paying such interest in cash prior to such fifth business day.

Initial Benchmark Treasury:	UST 3.875% due June 30, 2030 UST 4.000% due June 30, 2032

Initial Benchmark Treasury Price / Yield:	99-19 / 3.966% 99-00 / 4.166%

Interpolated Treasury Yield:	3.999%

Initial Re-Offer Spread to Initial Benchmark Treasury (Interpolated):	+ 300 bps

Initial Re-Offer Yield:	4.299%

Price to Public:	100.000%

Underwriting Commission:	1.000% per US$1,000 principal amount of Notes

Net Proceeds to the Bank after Underwriting Commission and before Expenses:	US$742,500,000

Day Count/Business Day Conventions:	30/360; Following, Unadjusted

Business Day:	New York, New York and Toronto, Ontario

Redemption:

The Bank may, at its option, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”) and without the consent of Noteholders, on not less than 10 days’ and not more than 60 days’ prior notice to the registered holders, redeem the Notes, in whole or in part from time to time, on the Initial Reset Date and on each January 28, April 28, July 28 and October 28 thereafter, at the Redemption Price.

The Bank may, with the prior written approval of the Superintendent and without consent of Noteholders, on not less than 10 days’ and not more than 60 days’ prior written notice to the registered holders, redeem the Notes, in whole but not in part, (i) at any time following a Regulatory Event Date (as defined in the Preliminary Prospectus Supplement), or (ii) at any time following the occurrence of a Tax Event Date (as defined in the Preliminary Prospectus Supplement), in each case at the Redemption Price.

Upon any redemption by the Bank of the Preferred Shares (as defined below) held in the Limited Recourse Trust (as defined below) in accordance with their terms prior to the Maturity Date (such redemption will be subject to the prior written approval of the Superintendent), outstanding Notes with an aggregate principal amount equal to the aggregate face amount of Preferred Shares redeemed by the Bank shall automatically and immediately be redeemed, on a full and permanent basis, for a cash amount equal to the Redemption Price, without any action on the part of, or the consent of, the Noteholders. See the Final Term Sheet for the Preferred Shares attached hereto (the “Preferred Share Term Sheet”) for circumstances under which the Preferred Shares may be redeemed or purchased for cancellation by the Bank. For certainty, to the extent that, in accordance with the terms of the Indenture (as defined in the Preliminary Prospectus Supplement), the Bank has immediately prior to or concurrently with such redemption of Preferred Shares redeemed or purchased for cancellation Notes with an aggregate principal amount equal to the aggregate face amount of Preferred Shares being redeemed, such requirement to redeem a corresponding aggregate principal amount of Notes shall be deemed satisfied.

The Bank will not redeem the Notes under any circumstances if such redemption would, directly or indirectly, result in the Bank’s breach of any provision of the Bank Act (Canada) (the “Bank Act”) or the Office of the Superintendent of Financial Institutions Canada’s (“OSFI”) Capital Adequacy Requirements (CAR) Guideline.

Any Notes redeemed by the Bank will be cancelled and will not be reissued.

As a result of the redemption provisions applicable to the Preferred Shares and the Notes, the Limited Recourse Trustee (as defined below) will, at all times prior to a Recourse Event (as defined below), hold one Preferred Share for each US$1,000 principal amount of Notes outstanding.

“Redemption Price” means 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Limited Recourse:	If (i) there is non-payment by the Bank of the principal amount of the Notes, together with any accrued and unpaid interest thereon, in cash, on the Maturity Date, (ii) a Failed Coupon Payment Date occurs, (iii) in connection with the redemption of the Notes, on the redemption date for such redemption, the Bank does not pay the applicable Redemption Price in cash, (iv) an event of default with respect to the Notes occurs or (v) a Trigger Event (as defined in the Preferred Share Term Sheet) occurs (each such event, a “Recourse Event”), while a Noteholder will have a claim against the Bank for the principal amount of the Notes and any accrued and unpaid interest thereon (which will then be due and payable), each such Noteholder’s sole recourse in respect of such claim will be limited to such Noteholder’s proportionate share of the assets held by a third party trustee (the “Limited Recourse Trustee”) in respect of the Notes (the “Corresponding Trust Assets”) in CIBC LRCN Limited Recourse Trust (the “Limited Recourse Trust”). The Limited Recourse Trustee will hold assets in the Limited Recourse Trust in respect of more than one series of limited recourse capital notes, and the assets (including the Bank’s preferred shares) for each such series will be held separate from the assets for other series. Computershare Trust Company of Canada will act as the Limited Recourse Trustee.

Initially, at the time of issuance of the Notes, the Corresponding Trust Assets will consist of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 62 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares”) issued prior to the issue date of the Notes at an issue price equal to the Canadian Dollar Equivalent (as defined in the Preferred Share Term Sheet) of US$1,000 per Preferred Share. Following the issuance of the Notes, the Corresponding Trust Assets may consist of (i) Preferred Shares (or proceeds with respect to the subscription for units of the Limited Recourse Trust by the Bank, which are to be used by the Limited Recourse Trustee to subscribe for Preferred Shares), (ii) cash, if the Preferred Shares are redeemed for cash, or purchased for cancellation, by the Bank with the prior written approval of the Superintendent (other than any portion of such cash in respect of any declared and unpaid dividends), (iii) common shares of the Bank (“Common Shares”) issued upon the conversion of the Preferred Shares into Common Shares upon a Trigger Event and resulting NVCC Automatic Conversion (as defined in the Preferred Share Term Sheet) in connection with such Trigger Event (other than Dividend Common Shares (as defined below), if any) or (iv) any combination thereof, depending on the circumstances.

The number of Preferred Shares issued prior to the issue date of the Notes will be equal to the aggregate principal amount of the Notes to be issued on the issue date divided by US$1,000.

Upon the occurrence of a Recourse Event that is not a Trigger Event, the Limited Recourse Trustee will deliver to each Noteholder one Preferred Share for each US$1,000 principal amount of Notes held by such Noteholder, which shall be applied to the payment of the principal amount of the Notes, and such delivery of Preferred Shares will be the sole remedy of each Noteholder against the Bank for repayment of the principal amount of the Notes and any accrued but unpaid interest thereon then due and payable.

Upon the occurrence of a Recourse Event that is a Trigger Event, each Noteholder will be entitled to receive such Noteholder’s proportionate share of the Corresponding Trust Assets and the Limited Recourse Trustee will deliver to each Noteholder such Noteholder’s proportionate share of Common Shares issued upon the conversion of the Preferred Shares into Common Shares upon a Trigger Event and resulting NVCC Automatic Conversion in connection with such Trigger Event (other than Dividend Common Shares, if any). The number of Common Shares issuable in connection with the Trigger Event will be calculated based on a Share Value (as defined in the Preferred Share Term Sheet) of US$1,000, plus declared and unpaid dividends, if any, to, but excluding, the date of the Trigger Event, expressed in Canadian dollars. The delivery of such Common Shares shall be applied to the payment of the principal amount of the Notes, and such delivery of Common Shares will be the sole remedy of each Noteholder against the Bank for repayment of the principal amount of the Notes and any accrued but unpaid interest thereon then due and payable. See “NVCC Automatic Conversion” below.

Notwithstanding the foregoing, upon a Recourse Event that is a Trigger Event, holders of Notes will not be entitled to receive any Common Shares issued in respect of the portion of the Share Value equal to any declared and unpaid dividends (such Common Shares, the “Dividend Common Shares”), which Dividend Common Shares shall not be delivered to holders of Notes and either will be retained by the Limited Recourse Trustee or sold by the Limited Recourse Trust with the proceeds distributed to the Bank. As a result of the Dividend Waiver (as described in the Preferred Share Term Sheet), the Bank does not expect the NVCC Automatic Conversion Formula (as defined in the Preferred Share Term Sheet) to result in the issuance of any Dividend Common Shares in connection with a Recourse Event that is a Trigger Event.

The receipt by a Noteholder of its proportionate share of the Corresponding Trust Assets upon the occurrence of a Recourse Event shall exhaust all remedies of such Noteholder under the Notes. If a Noteholder does not receive its proportionate share of the Corresponding Trust Assets under such circumstances, the sole remedy of such Noteholder for any claims against the Bank shall be limited to a claim for the delivery of its proportionate share of such Corresponding Trust Assets.

In case of any shortfall resulting from the value of the Corresponding Trust Assets being less than the principal amount of and any accrued and unpaid interest on the Notes, all losses arising from such shortfall shall be borne by the Noteholders.

All claims of any Noteholder against the Bank under the Notes will be extinguished upon receipt by such Noteholder of its proportionate share of the Corresponding Trust Assets.

Purchase for Cancellation:

The Bank may, at its option and at any time, with the prior written approval of the Superintendent, purchase the Notes, in whole or in part, in the open market, by tender (available to all holders of Notes), by private contract or otherwise, for cancellation, at any price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject, however, to any applicable law restricting the purchase of Notes.

If any Notes are so purchased for cancellation, subject to the provisions of the Bank Act, the prior written approval of the Superintendent and various restrictions on the retirement of Preferred Shares, the Bank shall redeem a corresponding number of Preferred Shares (which Preferred Shares will have an aggregate face amount equal to the aggregate principal amount of the Notes to be cancelled) then held in the Limited Recourse Trust.

Any Notes so purchased by the Bank will be cancelled and will not be reissued.

NVCC Automatic Conversion:	Upon the occurrence of a Trigger Event, each Preferred Share held in the Limited Recourse Trust will be automatically and immediately converted, on a full and permanent basis, without the consent of the holder thereof, the Limited Recourse Trustee, the Trustee (as defined in the Preliminary Prospectus Supplement) or the Canadian Co-Trustee (as defined in the Preliminary Prospectus Supplement), into the number of fully-paid and non-assessable Common Shares based on the Conversion Price (as defined in the Preferred Share Term Sheet) (an “NVCC Automatic Conversion”). See “NVCC Automatic Conversion” in the Preferred Share Term Sheet.

Immediately following such NVCC Automatic Conversion, pursuant to the limited recourse feature described above, each Noteholder will be entitled to receive such Noteholder’s proportionate share of the Corresponding Trust Assets and the Limited Recourse Trustee will deliver to each Noteholder such holder’s proportionate share of the Common Shares issued upon a Trigger Event and resulting NVCC Automatic Conversion in connection with such Trigger Event (other than Dividend Common Shares, if any). All claims of Noteholders against the Bank under the Notes will be extinguished upon receipt of such Common Shares. See “Limited Recourse” above.

Subordination:	The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness within the meaning of the Bank Act and will rank subordinate to all of the Bank’s deposit liabilities and all of the Bank’s other indebtedness (including all of the Bank’s other unsecured and subordinated indebtedness) from time to time issued and outstanding, except for such indebtedness which by its terms ranks equally in right of payment with, or is subordinate to, the Notes.

Upon the occurrence of a Recourse Event, including a Trigger Event or an event of default, the recourse of each Noteholder will be limited to the Noteholder’s proportionate share of the Corresponding Trust Assets. The receipt by a Noteholder of its proportionate share of the Corresponding Trust Assets upon the occurrence of a Recourse Event shall exhaust all remedies of such Noteholder under the Notes. If a Noteholder does not receive its proportionate share of the Corresponding Trust Assets under such circumstances, the sole remedy of the Noteholder for any claims against the Bank will be limited to a claim for the delivery of such Corresponding Trust Assets. If the Corresponding Trust Assets that are delivered to the Noteholders under such circumstances consist of Preferred Shares or Common Shares, such Preferred Shares or Common Shares will rank on parity with the Bank’s other Class A preferred shares (“Class A Preferred Shares”) or Common Shares, as applicable.

The Notes will not constitute savings accounts, deposits or other obligations that are insured by the U.S. Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other U.S. or Canadian governmental agency or under the Canada Deposit Insurance Corporation Act (Canada), the Bank Act or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

Events of Default:	The only events of default with respect to the Notes shall be the bankruptcy, insolvency, liquidation, or winding-up of the Bank.

An event of default will not include any non-payment by the Bank of the principal amount of or interest on the Notes, a default in the performance by the Bank of any other covenant of the Bank contained in the Indenture, or the occurrence of a Trigger Event (including an NVCC Automatic Conversion).

The occurrence of an event of default is a Recourse Event, for which the sole recourse of Noteholders will be limited to the delivery of the Corresponding Trust Assets. In case of an event of default, the delivery of the Corresponding Trust Assets to the Noteholders will exhaust all remedies of such Noteholders in connection with such event of default, and all claims of holders of Notes against the Bank under the Notes will be extinguished upon receipt of the Corresponding Trust Assets. See “Limited Recourse” above.

Risk Factors:	An investment in the Notes is subject to certain risks. Please refer to the Preliminary Prospectus Supplement for a discussion of those risks. As an investment in the Notes may become an investment in the Preferred Shares or Common Shares in certain circumstances (including upon the occurrence of a Trigger Event), and potential investors in the Notes should consider the risks discussed in the Preliminary Prospectus Supplement regarding the Preferred Shares and Common Shares in addition to the risks regarding the Notes.

Prohibited Owners:	The terms and conditions of the Notes will include mechanics to allow the Bank to attempt to facilitate a sale of Preferred Shares or Common Shares (issued upon a Recourse Event) on behalf of any Noteholders whom the Bank or its stock transfer agent has reason to believe is an Ineligible Person (as defined in the Preliminary Prospectus Supplement), Ineligible Government Holder (as defined in the Preliminary Prospectus Supplement), or any person who, by virtue of that delivery, would become a Significant Shareholder (as defined in the Preliminary Prospectus Supplement).

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes, which may include the redemption of outstanding capital securities of the Bank, and/or repayment of other outstanding liabilities of the Bank. The Notes are expected to qualify as Additional Tier 1 capital of the Bank for regulatory purposes.

No Public Trading Market:

The Bank does not intend to apply for listing of the Notes on any securities exchange or to arrange for quotation on any automated quotation systems. There can be no assurance that an active trading market will develop for the Notes.

Upon a Trigger Event, pursuant to the limited recourse feature described above, Noteholders will become holders of Common Shares. The Bank currently intends to apply to list such Common Shares on the New York Stock Exchange and the Toronto Stock Exchange in accordance with their respective rules and requirements.

Form and Denomination:	The Notes will be registered in the name of the nominee of The Depository Trust Company. Minimum of US$200,000 and integral multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	CIBC World Markets Corp. Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC

Calculation Agent:	The Bank or its designee, which may be an affiliate of the Bank.

CUSIP / ISIN:	13607P 7Y4 / US13607P7Y41

The Bank has filed a shelf registration statement on Form F-3 (File No. 333-282307) and a preliminary prospectus supplement dated July 7, 2025 (including the base prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at (800) 282-0822; Barclays Capital Inc. toll-free at (888) 603-5847; BofA Securities, Inc. toll-free at (800) 294-1322; Citigroup Global Markets Inc. toll-free at (800) 831-9146; or J.P. Morgan Securities LLC collect at (212) 834-4533.

**We expect that delivery of the Notes will be made against payment therefor on or about July 14, 2025, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to the business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to one business day before delivery should consult their own advisor.

July 7, 2025

Canadian Imperial Bank of Commerce

750,000 Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 62
(Non-Viability Contingent Capital (NVCC))

Final Term Sheet

Capitalized terms used in this document but not defined have the meaning given to them in the Final Term Sheet for 7.000% Fixed Rate Reset Limited Recourse Capital Notes Series 7 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) (the “Notes”) to which this Preferred Share Term Sheet is attached.

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Issue:	750,000 Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 62 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares”)

The Preferred Shares will be issued to the Limited Recourse Trustee, which will hold legal title to the Preferred Shares in trust as trustee for the benefit of the Bank and, in particular, to satisfy the recourse of Noteholders in respect of the Bank’s obligations under the Indenture.

Issue Price:	Canadian Dollar Equivalent (as defined below) of US$1,000 per Preferred Share

Face Amount:	US$1,000 per Preferred Share

Pricing Date:	July 7, 2025

Settlement Date:	July 10, 2025 (T+3)

Dividends:	During the period from, and including, the issue date of the Preferred Shares to, but excluding, October 28, 2030 (the “Initial Reset Date”, and such period, the “Initial Fixed Rate Period”), the holders of Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends, as, when and if declared by the board of directors of the Bank (“board of directors”), subject to the provisions of the Bank Act, payable quarterly in arrears on January 28, April 28, July 28 and October 28 of each year (each, a “Dividend Payment Date”), in an amount per Preferred Share per annum equal to the Initial Fixed Dividend Rate (as defined below) multiplied by US$1,000 (or if then held in the Limited Recourse Trust, the Canadian Dollar Equivalent of US$1,000); provided that, whenever it is necessary to compute any dividend amount in respect of the Preferred Shares for a period of less than one full quarterly dividend period, such dividend amount shall be calculated on the basis of the actual number of days in the period and a year of 365 days.

During each Subsequent Fixed Rate Period (as defined below), the holders of Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends, as, when and if declared by the board of directors, subject to the provisions of the Bank Act, payable quarterly in arrears on each Dividend Payment Date, in an amount per Preferred Share per annum equal to the Annual Fixed Dividend Rate (as defined below) applicable to such Subsequent Fixed Rate Period multiplied by US$1,000 (or if then held in the Limited Recourse Trust, the Canadian Dollar Equivalent of US$1,000).

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred–thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement, with respect to the Preferred Shares) on the applicable Fixed Rate Calculation Date (as defined below) plus 3.000%.

“Canadian Dollar Equivalent” means the Canadian dollar equivalent of U.S. dollars using the spot exchange rate as of 4:30 p.m. New York City time on July 9, 2025.

“Fixed Period End Date” means the Initial Reset Date and each October 28 of every fifth year thereafter.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the third business day immediately preceding the first day of such Subsequent Fixed Rate Period.

“Initial Fixed Dividend Rate” means, for the Initial Fixed Rate Period, the rate equal to the interest rate per annum on the Notes in effect as of the date of issue of the Notes.

“Initial Reset Date” means October 28, 2030.

“Subsequent Fixed Rate Period” means the period from, and including, the Initial Reset Date to, but excluding, the next Fixed Period End Date and each five-year period thereafter from, and including, such Fixed Period End Date to, but excluding, the next Fixed Period End Date or the maturity date of the Notes (or earlier redemption date or repurchase date), as applicable.

Dividend Waiver:

The Limited Recourse Trustee, as trustee of the Limited Recourse Trust, will, by written notice, provide to the Bank a waiver (the “Dividend Waiver”) of its right to receive any and all dividends on the Preferred Shares during the period from, and including, the date of the waiver to and including the earlier of (i) the date upon which the Limited Recourse Trustee, as trustee of the Limited Recourse Trust, provides, by written notice, a revocation of such Dividend Waiver to the Bank, and (ii) the date upon which the Limited Recourse Trustee, as trustee of the Limited Recourse Trust, is no longer a beneficial and registered holder of the Preferred Shares. Accordingly, no dividends are expected to be declared or paid on the Preferred Shares while the Preferred Shares are held by the Limited Recourse Trustee. The Dividend Waiver is applicable to the Limited Recourse Trustee and will not bind a subsequent holder of the Preferred Shares.

The Bank will provide a covenant to the Limited Recourse Trustee that, at any time while the Preferred Shares are held by the Limited Recourse Trustee and the Dividend Waiver is no longer in effect, if it does not declare and pay dividends in full on the Preferred Shares, it will not declare or pay cash dividends on any of its other outstanding series of Class A Preferred Shares.

Dividend Deferability:	If the board of directors does not declare dividends, or any part thereof, on the Preferred Shares on or before the relevant Dividend Payment Date for a particular period, then the rights of the holders of Preferred Shares to receive such dividends, or any part thereof, for the relevant period shall be forever extinguished.

The Bank may also be restricted under the Bank Act from paying dividends on the Preferred Shares in certain circumstances.

Restrictions on Dividends and Retirement of Shares:	So long as any Preferred Shares are outstanding, the Bank will not, without the approval of the holders of the outstanding Preferred Shares, declare, pay or set apart for payment any dividends on any Class B preferred shares, any Common Shares or any other shares of the Bank ranking junior to the Preferred Shares (other than stock dividends payable in any shares of the Bank ranking junior to the Preferred Shares); redeem, purchase or otherwise retire any Class B preferred shares, any Common Shares or any other shares of the Bank ranking junior to the Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares); redeem, purchase or otherwise retire less than all of the Preferred Shares then outstanding; or, except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching to any series of preferred shares of the Bank, redeem, purchase, or otherwise retire any other shares ranking on a parity with the Preferred Shares, unless, in each case, all cumulative dividends accrued and unpaid up to and including the applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Class A Preferred Shares then issued and outstanding and on all other cumulative shares ranking prior to or on a parity with the Class A Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative Class A Preferred Shares then issued and outstanding and on all other non-cumulative shares ranking prior to or on a parity with the Preferred Shares.

Redemption:	Except as noted below, the Preferred Shares will not be redeemable prior to the Initial Reset Date.

Subject to the provisions of the Bank Act, the prior consent of the Superintendent and to the provisions of the Preferred Shares, the Bank may, at its option, without the consent of the holder, redeem all or any part of the outstanding Preferred Shares, on the Initial Reset Date and on each January 28, April 28, July 28 and October 28 thereafter, by the payment of an amount in cash for each such share so redeemed of US$1,000 (or if then held in the Limited Recourse Trust, the Canadian Dollar Equivalent of US$1,000), together with any declared and unpaid dividends (of which none are expected for so long as the Preferred Shares are held by the Limited Recourse Trustee), to, but excluding, the date fixed for redemption.

When the Preferred Shares are held in the Limited Recourse Trust, subject to the provisions of the Bank Act, the prior consent of the Superintendent and to the provisions of the Preferred Shares, the Bank may also redeem all but not less than all of the outstanding Preferred Shares (i) at any time following a Regulatory Event Date (as defined in the Preliminary Prospectus Supplement), or (ii) at any time following the occurrence of a Tax Event Date (as defined in the Preliminary Prospectus Supplement), at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of the Canadian Dollar Equivalent of US$1,000 per Preferred Share, together with any declared and unpaid dividends (of which none are expected for so long as the Preferred Shares are held by the Limited Recourse Trustee) to, but excluding, the date fixed for redemption.

If at any time the Bank, with the prior written approval of the Superintendent, redeems Notes in accordance with their terms (including in connection with a redemption at the option of the Bank or a Regulatory Event Date or Tax Event Date) or purchases Notes, in whole or in part, in the open market, by tender, by private contract or otherwise, for cancellation, then the Bank shall, subject to the provisions of the Bank Act, the prior written approval of the Superintendent and the provisions of the Preferred Shares, redeem a corresponding number of Preferred Shares with an aggregate face amount equal to the aggregate principal amount of Notes redeemed or purchased for cancellation by the Bank, by the payment of an amount in cash for each such share so redeemed of the Canadian Dollar Equivalent of US$1,000 together with any declared and unpaid dividends (of which none are expected for so long as the Preferred Shares are held by the Limited Recourse Trustee) to, but excluding, the date fixed for redemption.

Concurrently with or upon the maturity of the Notes, subject to the provisions of the Bank Act, the prior written approval of the Superintendent and to the provisions of the Preferred Shares, the Bank shall redeem all but not less than all of the outstanding Preferred Shares by the payment of an amount in cash for each such share so redeemed of the Canadian Dollar Equivalent of US$1,000 per Preferred Share, together with any declared and unpaid dividends (of which none are expected for so long as the Preferred Shares are held by the Limited Recourse Trustee) to, but excluding, the date fixed for redemption, and unless otherwise satisfied, apply, or cause the Limited Recourse Trustee to apply, the proceeds of such redemption towards the repayment of the aggregate principal amount of and any accrued and unpaid interest on the Notes.

The Bank will give notice of any redemption to registered holders at least 10 and not more than 60 days prior to the redemption date.

NVCC Automatic Conversion:	Upon the occurrence of a Trigger Event (as defined below), each outstanding Preferred Share will automatically and immediately be converted, on a full and permanent basis, without the consent of the holder thereof, into the number of fully-paid and non-assessable Common Shares determined in accordance with the NVCC Automatic Conversion Formula set out below (an “NVCC Automatic Conversion”), rounding down, if necessary, to the nearest whole number of Common Shares. Fractions of Common Shares will not be issued or delivered pursuant to an NVCC Automatic Conversion and such number of Common Shares to be issued to such holder shall be rounded down to the nearest whole number of Common Shares and no cash payment will be made in lieu of a fractional Common Share.

Trigger Event:	A “Trigger Event” has the meaning set out in the CAR Guideline, Chapter 2, Definition of Capital, effective November 2023, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

● the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion or write-off, as applicable, of all contingent instruments and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

● a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

NVCC Automatic Conversion Formula:

The “NVCC Automatic Conversion Formula” is (Multiplier x Share Value) ÷ Conversion Price = number of Common Shares into which each Preferred Share is converted upon a Trigger Event.

“Multiplier” means 1.0.

“Share Value” of a Preferred Share means US$1,000 together with declared and unpaid dividends as at the date of the Trigger Event, expressed in Canadian dollars. In determining the Share Value of any Preferred Share, the face amount thereof and any declared and unpaid dividends thereon shall be converted from U.S. dollars into Canadian dollars on the basis of the Bank of Canada Closing Rate.

“Bank of Canada Closing Rate” means, with respect to a given currency, the closing exchange rate between Canadian dollars and such currency reported by the Bank of Canada on the date immediately preceding the date of the relevant Trigger Event (or if not available on such date, the date on which such closing rate was last available prior to such date), or if such exchange rate is no longer reported by the Bank of Canada, the simple average of the closing exchange rates between Canadian dollars and the relevant currency quoted at approximately 4:00 p.m., New York City time, on such date by three major banks selected by the Bank.

“Conversion Price” of each Preferred Share means the greater of (i) the Current Market Price (as defined below) of the Common Shares, and (ii) the Floor Price (as defined below).

“Floor Price” means C$2.50, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be computed to the nearest one-tenth of one cent provided that no adjustment of the Floor Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Current Market Price” of the Common Shares means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange, or, if not then listed on the Toronto Stock Exchange, on the principal securities exchange or market on which the Common Shares are then listed or quoted, for the 10 consecutive trading days ending on the trading day immediately preceding the date of the Trigger Event, converted (if not denominated in Canadian dollars) into Canadian dollars on the basis of the Bank of Canada Closing Rate. If no such trading prices are available, “Current Market Price” shall be the Floor Price.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of Preferred Shares receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion had occurred immediately prior to the record date for such event.

Conversion into Another Series of Class A Preferred Shares:	The Bank may at any time that the Preferred Shares are not held by the Limited Recourse Trustee, subject to the prior consent of the Superintendent, (i) give holders of the Preferred Shares the right, at their option, to convert such Preferred Shares into New Preferred Shares (as defined in the Preliminary Prospectus Supplement) of the Bank, or (ii) require the holders of Preferred Shares to convert such Preferred Shares into New Preferred Shares of the Bank.

Purchase for Cancellation:	Subject to the provisions of the Bank Act, the prior written approval of the Superintendent and to the provisions of the Preferred Shares, the Bank may at any time or from time to time purchase for cancellation the whole or any part of the outstanding Preferred Shares in the open market (including by private contracts), by tender or otherwise at the lowest price or prices at which in the opinion of the board of directors such shares are obtainable.

Risk Factors:	An investment in the Preferred Shares and Common Shares upon delivery of the assets of the Limited Recourse Trust, including upon the occurrence of a Trigger Event is subject to certain risks. Please refer to the Preliminary Prospectus Supplement for the offering for a discussion of those risks.

The Bank has filed a shelf registration statement on Form F-3 (File No. 333-282307) and a preliminary prospectus supplement dated July 7, 2025 (including the base prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at (800) 282-0822; Barclays Capital Inc. toll-free at (888) 603-5847; BofA Securities, Inc. toll-free at (800) 294-1322; Citigroup Global Markets Inc. toll-free at (800) 831-9146; or J.P. Morgan Securities LLC collect at (212) 834-4533.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.